SUB-ITEM 77C: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On October 20, 2017 a Special Meeting of Shareholders of Meehan Focus Fund, a series of Meehan Mutual Funds, Inc. (the “Existing Fund”), was held for the purpose of voting on the following Proposal:

Proposal 1: A proposal to approve the reorganization of the Meehan Focus Fund, a series of Meehan Mutual Funds, Inc., into the Meehan Focus Fund, a new series of the Ultimus Managers Trust, pursuant to the Agreement and Plan of Reorganization and Termination.

A total of 2,634,426 shares of the Fund were entitled to vote on the Proposal. A total of 1,317,214 shares constitute a quorum of voters for purposes of the Proposal. A total of 1,762,112 shares were voted, representing 66.89% of total shares.

Shareholders of record on August 15, 2017 voted to approve Reorganization. The votes cast with respect to Proposal 1 were as follows:

	For	Number of shares Against	Withheld
Proposal 1	1,762,112	0	0